SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                  Commission File Number 1-7013

(Check One):[ ]Form 10-K  [ ]Form 11-K  [ ]Form 20-F [ ]Form 10-Q  [ ]Form N-SAR

      For Period Ended: ____________

[x] Transition Report on Form 10-K         [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-K         [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

    For  the  Transition   Period  Ended:   November  30,  1997

    Read attached instruction sheet before preparing form. Please print or type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  Gristede's Sloan's, Inc.

Former name if applicable:

Address of principal executive office (Street and number)
         823 Eleventh Avenue

City, state and zip code:
         New York, New York  10019-3535

                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

               (a)  The reasons  described in  reasonable  detail in Part III of this  form  could  not be  eliminated  without  unreasonable
                    effort  or   expense;

               (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion
[x] thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day the following the prescribed due date; and

               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     On November 10, 1997, pursuant to the prior approval of the stockholders of the registrant, twenty-nine stores and the business of City Produce Distributors, Inc., all owned by corporations which are directly or indirectly wholly owned by John Catsimatidis, the principal stockholder and Chairman of the Board of the registrant, were merged into subsidiaries of the registrant.

     The merger was accounted for under Emerging Issues Task Force Statement 90-13 ("EITF 90-13") as a reverse merger. The accounting for this merger under EITF 90-13 has proven to be a very complicated process. In addition, on January 13, 1998, the Board of Directors of the registrant voted to change the end of the registrant's fiscal year from the Sunday closest to February 28th to the Sunday closest to November 30 with effect from November 30, 1997, resulting in a short year period.

     The substantial amount of accounting, systems and data processing changes required to integrate the merger and the change in fiscal year have taken much longer than originally anticipated which has resulted in registrant's inability to have prepared all of the financial statements required.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

Jay Weil, Esq.                  (212)           883-4947
   (Name)                     (Area Code)   (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [x]Yes  [ ]No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [x]Yes  [ ]No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     It is anticipated that there will be a significant change in the results of operations from the corresponding period for the last fiscal year for the following reasons:

     As a consequence of the occurrences described in PART III - NARRATIVE, the Company will be reporting the results of operations for a shortened nine month period.

     The registrant consisted of a fifteen store entity until November 9, 1997. As a result of the merger, on November 10, 1997, the registrant's size increased to forty-four stores plus the City Produce operation.

     However, under EITF 90-13, the nine month period will encompass the results of the "acquired" twenty-nine stores and City Produce for thirty-nine weeks and the results of the former fifteen stores for only three weeks (11/10/97 - 11/30/97).

     The registrant estimates that under EITF 90-13 its sales for the thirty-nine weeks ended November 30, 1997 were approximately $77,900,000 as compared to sales of $104,200,000 for the fifty-two weeks ended March 2, 1997. The registrant believes that under EITF-9013 it shall report a net loss for the 39 weeks ended November 30, 1997 that is commensurate with the excess of expenses over sales of the Food Group for the fiscal year ended March 2, 1997 reported in the registrant's proxy statement dated October 1, 1997. The registrant does not believe that such results are indicative of future results as they do not reflect the intended overhead cuts and anticipated economic benefits of the recent merger, as further detailed in the proxy statement.


                            Gristede's Sloan's, Inc.
                       ----------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 14, 1998             By: John A. Catsimatidis, Chairman of the Board